SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

QURATE RETAIL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 74915M100
Series B Common Stock: 74915M209

(CUSIP Numbers)

Gregory B. Maffei
c/o Qurate Retail, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Series A Common Stock: 74915M100 Series B Common Stock: 74915M209

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Gregory B. Maffei
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Series A Common Stock: 411,804 (1), (2), (3) Series B Common Stock: 8,434,184 (1), (3), (4)
	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 0
	9	Sole Dispositive Power Series A Common Stock: 411,804 (1), (2), (3) Series B Common Stock: 8,434,184 (1), (3), (4)
	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 411,804 (1), (2), (3) Series B Common Stock: 8,434,184 (1), (3), (4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1% (2), (3), (5) Series B Common Stock: 89.5% (3), (4), (5)
14	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 411,804 shares of the Series A common stock, par value $0.01 per share (the “Series A Common Stock”) of Qurate Retail, Inc., a Delaware corporation (the “Issuer”), and (ii) 722,738 shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), in each case, that are subject to options, which are exercisable as of, or will be exercisable within 60 days of, March 30, 2023.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Gregory B. Maffei (“Mr. Maffei”); however, if such shares of Series A Common Stock were included, Mr. Maffei would beneficially own, in the aggregate, 8,845,988 shares of Series A Common Stock, and Mr. Maffei’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 2.3% of such shares of Series A Common Stock outstanding.

(3) The Maffei Stock Exchange Agreement that was previously described in Item 4 of the Schedule 13D (the “Maffei Stock Exchange Agreement”) contains certain provisions relating to the voting and transfer of the Series A Common Stock and Series B Common Stock beneficially owned by Mr. Maffei.

(4) Includes 1,101,321 restricted shares of Series B Common Stock that are scheduled to vest, subject to Mr. Maffei's continued employment with the Issuer, in two equal tranches on each of December 10, 2024 and June 3, 2026, subject to earlier vesting under certain circumstances.

(5) For purposes of calculating Mr. Maffei’s beneficial ownership, the total number of shares of Series A Common Stock outstanding was 374,820,982 and the total number of shares of Series B Common Stock outstanding was 9,423,118, based, in each case, on the number of shares outstanding as of January 31, 2023, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), filed with the Securities and Exchange Commission on March 1, 2023, and as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, March 30, 2023 and (ii) the issuance of 326,868 shares of Series B Common Stock upon vesting of the performance-based restricted stock units described in Item 3 hereof. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Maffei may be deemed to beneficially own voting equity securities representing approximately 18.1% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Statement of

GREGORY B. MAFFEI

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

QURATE RETAIL, INC.

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (“Series A Common Stock”), and Series B common stock, par value $0.01 per share (“Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”), of Qurate Retail, Inc., a Delaware corporation (the “Issuer”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. Gregory B. Maffei (“Mr. Maffei”), on December 21, 2018, as amended by Amendment No. 1 to the statement on Schedule 13D filed with the SEC on October 25, 2019, Amendment No. 2 to the statement on Schedule 13D filed with the SEC on March 17, 2020, Amendment No. 3 to the statement on Schedule 13D filed with the SEC on September 29, 2020, Amendment No. 4 to the statement on Schedule 13D filed with the SEC on May 20, 2021, Amendment No. 5 to the statement on Schedule 13D filed with the SEC on June 4, 2021 and Amendment No. 6 to the statement on Schedule 13D filed with the SEC on March 14, 2022 (“collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein. This amended statement on Schedule 13D (the “Amendment”) constitutes Amendment No. 7 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On March 3, 2023, Mr. Maffei acquired beneficial ownership of an additional 326,868 shares of Series B Common Stock as a result of the certification of the satisfaction of performance criteria established for the performance-based restricted stock units with respect to shares of Series B Common Stock, which were granted on March 10, 2022 pursuant to compensatory arrangements with the Issuer in consideration of his service as an officer (the “PRSU Award”). The PRSU Award vested on March 15, 2023.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to delete the last four paragraphs thereof and supplemented to include the following information:

Mr. Maffei holds and has acquired the shares of Common Stock described herein for investment purposes.

Other than as set forth in this Statement, Mr. Maffei does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a lass of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Mr. Maffei is Chairman of the Board of Directors of the Issuer. As a result, Mr. Maffei regularly has discussions with members of Issuer management, board members of the Issuer, and stockholders of the Issuer, which discussions from time to time relate to management, governance and board composition, the Issuer’s operations and financial condition or strategic transactions.

Notwithstanding the foregoing, Mr. Maffei may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock, subject the terms of the Maffei Stock Exchange Agreement, or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Maffei will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Maffei, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) - (b) Mr. Maffei beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 411,804 shares of Series A Common Stock (which shares are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 30, 2023), which shares represent less than 1.0% of the outstanding shares of Series A Common Stock, and (ii) 8,434,184 shares of Series B Common Stock (including (A) 722,738 shares that are issuable upon the exercise of options, which are exercisable as of, or will be exercisable within 60 days of, March 30, 2023 and (B) 1,101,321 restricted shares), which shares represent approximately 89.5% of the outstanding shares of Series B Common Stock. The foregoing percentages are based on 374,820,982 shares of Series A Common Stock and 9,423,188 shares of Series B Common Stock deemed outstanding, based, in each case, on the number of shares outstanding as of January 31, 2023, as reported by the Issuer in the Form 10-K, and as calculated in accordance with Rule 13d-3 under the Exchange Act, after adjustment for (i) the assumed exercise of all options and other rights to acquire shares of Series A Common Stock or Series B Common Stock held by Mr. Maffei and exercisable as of, or within 60 days of, March 30, 2023 and (ii) the issuance of 326,868 shares of Series B Common Stock upon vesting of the performance-based restricted stock units described in Item 3 hereof. Because each share of Series A Common Stock is entitled to cast 1 vote and each share of Series B Common Stock is entitled to cast 10 votes on all matters upon which stockholders are generally entitled to vote, Mr. Maffei may be deemed to beneficially own voting equity securities of the Issuer representing approximately 18.1% of the voting power with respect to the general election of directors of the Issuer.

Mr. Maffei has the sole power to vote and to dispose of, or to direct the voting or disposition of, his shares of Common Stock, subject to the terms of the Maffei Stock Exchange Agreement.

(c)            The Series A Common Stock has been eliminated as an investment alternative under the Liberty Media 401(k) Savings Plan (the “Plan”). Accordingly, in March 2023, the 18,135 shares of Series A Common Stock Mr. Maffei beneficially owned under the Plan were liquidated. On March 30, 2023, Mr. Maffei ceased to have beneficial ownership of 1,498,287 shares of Series B Common Stock after an option award with respect to 1,498,287 shares of Series B Common Stock with an exercise price of $12.20 expired unexercised. Other than as stated herein, Mr. Maffei has not effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)            Not Applicable.

(e)            Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March  30, 2023

/s/ Gregory B. Maffei
Gregory B. Maffei

[Signature Page to GBM 13D Amendment No. 7 regarding QRI]